Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet Bolsters Growth Opportunity by Appointing 25-year healthcare veteran coming from Philips as New Healthcare General Manager

Senior leadership team is strengthened to help drive the connected nursery ecosystem platform and telehealth-related growth opportunities

LEHI, Utah— Owlet Baby Care Inc. (“Owlet” or the “Company”), the connected nursery ecosystem that delivers data-driven technology to modern parenting, is pleased to announce that it has appointed Jim Fidacaro as Healthcare General Manager. The appointment of Fidacaro further strengthens Owlet’s leadership team expansion as the company continues to disrupt and transform the connected nursery ecosystem of the future.

Fidacaro comes to Owlet as the Healthcare General Manager with 25 years of experience in the healthcare industry and a deep background in digital healthcare and medical devices. Prior to joining Owlet, Fidacaro drove Philips' strategic roadmap for Healthcare Informatics and marketing operations for Connect Care, following roles as Vice President, Marketing and Business Development at ImaCor, and C.E.O. of Synsei Medical, an early-stage wearable maternal and baby digital healthcare company, and an executive at Mindray, as Dean of the Technology Research Institute. Fidacaro’s innovation expertise extends to his as a holder of numerous U.S. patents and several design awards.

“I met the Owlet team in their early stages, as I was leading other digital healthcare platforms, and was very impressed with how they live their mission to empower modern parenting worldwide with the right insights at the right time,” says Jim Fidacaro, new Healthcare General Manager at Owlet. “Today, more than 1.5 million parents have put their trust in the Owlet brand, helping them monitor over 850,000 babies with over four-trillion heartbeats tracked.  I am honored to join the Owlet family, a team that I believe has a data set that could revolutionize healthcare in pediatrics, and to accelerate the digital telehealth ecosystem and Artificial Intelligence from parents to babies.”

Owlet expects Fidacaro’s healthcare experience to help catapult the brand forward as Owlet seeks to position itself as a leader in data-driven insights on infant health and telehealth. As an example of the potential power of Owlet’s data set, a recent study reviewed and approved by the Institutional Review Board at the Cleveland Clinic and published in The Journal of Pediatrics found the cumulative incidence of irregular heartbeat among infants using the Owlet Smart Sock to be significantly higher than rates reported in prior studies.

“I couldn't be more confident in the future of Owlet with the addition of Jim to help us expand Owlet as a connected nursery ecosystem with the potential to enable data-driven telehealth at home,” said Kurt Workman, CEO and founder of Owlet. “We believe the Cleveland Clinic study is indicative of the types of meaningful insights that we can observe from our products, and we are thrilled to be able to leverage Jim’s deep knowledge of the healthcare industry and innovation in healthcare products as we continue our growth trajectory. Our goal is to bring modern parents increased transparency and education about their children through our new and forthcoming product and software services. Every parent deserves to feel empowered during the journey of parenthood, and I know bringing Jim on board will help get us closer to reaching even more parents globally.”

For more information about Owlet Baby Care, please visit https://owletcare.com/.

About Owlet Baby Care

Owlet Baby Care was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind, and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel more calm and confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

Additional Information and Where to Find It

In February, Owlet entered into a definitive merger agreement in February with Sandbridge Acquisition Corporation (NYSE: SBG) (“Sandbridge”), a special purpose acquisition company.

Sandbridge intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge is contained in Sandbridge’s final prospectus dated September 14, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Sandbridge’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Sandbridge’s or Owlet’s future financial or operating performance. For example, statements regarding the expected future operating and financial performance and market opportunities of Owlet are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against Sandbridge, Owlet, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Sandbridge or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; changes to the proposed structure or terms of the business combination that may be required or appropriate as a result of applicable laws or regulations or in response to market reaction to the announcement of the transaction; the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Owlet as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Owlet’s management and key employees; costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; changes in applicable laws or regulations; the possibility that Owlet or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; Owlet’s estimates of expenses and profitability; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID 19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Sandbridge’s final prospectus dated September 14, 2020 relating to its initial public offering, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to Sandbridge’s stockholders and the related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Contacts
Investor Relations

Owlet Baby Care
Constantine Davides
Westwicke, an ICR company
constantine.davides@westwicke.com
(339) 970-2846

Sandbridge Acquisition Corporation
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415

Media Relations

Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380

Sandbridge Acquisition Corporation
Rebecca Campbell
Konnect Agency
rcampbell@konnectagency.com
(213) 225-4415